

March 4, 2022

James P. Henderson
Executive Vice President Finance and Chief Financial Officer
Whiting Petroleum Corporation
1700 Lincoln Street, Suite 4700
Denver, Colorado 80203-4547

> **Re: Whiting Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No 001-31899**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited)
Revision of 2019 and 2020 Standardized Measure of Discounted Future Net Cash Flows, page 109

1. We have considered your response letter dated December 10, 2021 regarding disclosure in your Form 10-K for the fiscal year ended December 31, 2020. We believe the impact of the error related to your treatment of abandonment costs for purposes of calculating the standardized measure of discounted future net cash flows was quantitatively material to the net measure as of December 31, 2020 and to various individual line items as of December 31, 2018, 2019 and 2020. Further, we believe the qualitative factors you describe do not overcome the quantitative impact of the errors. Accordingly, we do not agree with your conclusion that the errors are immaterial. Please amend your Form 10-K for the year ended December 31, 2021 to restate your presentation of the standardized measure for the periods ending December 31, 2020 and 2019. Additionally, in light of the

restatement, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comment. Please contact Craig Arakawa, Branch Chief, at (202) 551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation